TRISTATE CAPITAL HOLDINGS, INC.

301 GRANT STREET, SUITE 2700

PITTSBURGH, PENNSYLVANIA 15219

May 18, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Bendnarowski

Re:	TriState Capital Holdings, Inc.
Registration Statement on Form S-3 (as amended, the
“Registration Statement”)
Filed February 25, 2021; amended May 17, 2021
File No. 333-253497

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, TriState Capital Holdings, Inc. hereby requests that the effective date for the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on Thursday, May 20, 2021, or as soon as practicable thereafter.

Please contact Matthew C. Franker of Covington & Burling LLP at (202) 662-5895 or mfranker@cov.com with any questions you may have regarding this request. In addition, please notify Mr. Franker when this request for acceleration has been granted.

Respectfully,

TriState Capital Holdings, Inc.

By: /s/ Karla Villatoro de Friedman

Name: Karla Villatoro de Friedman

Title: General Counsel

cc: Matthew C. Franker

     Covington & Burling LLP